                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of April 2005


                              AETERNA ZENTARIS INC.
                        ---------------------------------

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F _____   Form 40-F   X

                                                 ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                            Yes _____   No  X
                                           ----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

                                 DOCUMENTS INDEX

Documents Description

-------------------------------------------------------------------------------
1. Press release dated April 11, 2005 - AEterna Zentaris Announces Initiation of a European Multi-Center Phase II Trial of D-63153 in Hormone-Dependent Prostate Cancer
-------------------------------------------------------------------------------

                                                         [AETERNA ZENTARIS LOGO]


AETERNA ZENTARIS INC. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada  G1P 4P5  T 418 652-8525  F 418 652-0881
www.aeternazentaris.com



                                                          PRESS RELEASE
                                                          For immediate release


AETERNA ZENTARIS ANNOUNCES INITIATION OF A EUROPEAN MULTI-CENTER PHASE II TRIAL OF D-63153 IN HORMONE-DEPENDENT PROSTATE CANCER

QUEBEC CITY, CANADA, APRIL 11, 2005 - AEterna Zentaris Inc. (TSX: AEZ; Nasdaq:
AEZS) today announced the initiation of a European multi-center Phase II trial to evaluate the safety and efficacy of D-63153, a fourth generation LHRH (Luteinizing Hormone Releasing Hormone) antagonist, in patients with hormone-dependent prostate cancer.

The Phase II trial will further assess the ability of D-63153 to suppress testosterone levels in a dose-dependent manner and related anti-tumor activity based on objective tumor response. This trial will be fully funded by Spectrum Pharmaceuticals, Inc. (Nasdaq: SPPI), AEterna Zentaris' U.S. development partner for D-63153.

In a prior Phase I trial, evaluating multiple doses of D-63153 in 18 male volunteers, D-63153 injections were well tolerated and demonstrated an immediate and dose-dependent suppression of testosterone plasma levels reaching castrate levels within the first 12 hours of application. The duration of suppression was dose-dependent, with the single injection of highest dose leading to testosterone suppression for 27 days.

"We are very pleased with the advancement of clinical program for D-63153, and look forward to working with Spectrum to advance the program in additional indications", said Gilles Gagnon, President and Chief Executive Officer of AEterna Zentaris. "We believe that LHRH antagonists such as D-63153 have several potential advantages in treating prostate cancer, including rapid and dose-dependent suppression of testosterone levels and avoidance of flare-up effects associated with the use of currently marketed LHRH agonists. As such, we are excited about the potential of D-63153 for prostate cancer patients in need of more effective and safer therapies."

ABOUT D-63153 STRATEGIC ALLIANCE WITH SPECTRUM PHARMACEUTICALS

In August 2004, AEterna Zentaris granted to Spectrum Pharmaceuticals an exclusive license to develop and market D-63153 for all potential indications in North America (including Canada and Mexico) and India. AEterna Zentaris received an upfront payment which included cash and equity of Spectrum, at signature, and is eligible to receive payments upon achievement of certain development and regulatory milestones, in addition to royalties on potential net sales. AEterna Zentaris retains exclusive rights to the rest of world and will share with Spectrum upfront and milestone payments, royalties or profits from potential sales in Japan.


ABOUT PROSTATE CANCER

According to American Cancer Society's 2004 Cancer Facts and Figures, over 230,000 new prostate cancer cases are projected in the United States in 2005. With an estimated 30,000 deaths, prostate cancer is the second leading cause of cancer deaths in men in the US. According to Prostate Cancer Foundation, one in six American men will develop prostate cancer in the course of his lifetime. In the European Union, the annual incidence of new prostate cancer cases is estimated at198,000, according to Globocan 2002 estimates.


ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is an oncology and endocrine therapy focused biopharmaceutical company with proven expertise in drug discovery, development and commercialization. The Company's broad 20 product pipeline leverages five different therapeutic approaches, including LHRH antagonists and signal transduction inhibitors. The lead LHRH antagonist compound, cetrorelix, is currently marketed for IN VITRO fertilization under the brand name Cetrotide(R). Cetrorelix is also in late-stage clinical development for endometriosis and benign prostatic hyperplasia (BPH). The lead signal transduction inhibitor compound, perifosine, is an orally-active AKT inhibitor that is in several Phase II trials for multiple cancers.

AEterna Zentaris also owns 50.7% of Atrium Biotechnologies Inc. (TSX: ATB.sv), a leading developer, manufacturer and marketer of value-added products for the cosmetics, pharmaceutical, chemical and nutritional industries.

News releases and additional information about AEterna Zentaris are available on its Web site www.aeternazentaris.com.
             -----------------------

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

                                                        [AETERNA ZENTARIS LOGO]


                                      -30-


CONTACTS:

MEDIA RELATIONS
Paul Burroughs
(418) 652-8525 ext. 406
paul.burroughs@aeternazentaris.com
----------------------------------

INVESTOR RELATIONS
Ginette Vallieres
(418) 652-8525 ext. 265
ginette.vallieres@aeternazentaris.com
-------------------------------------

EUROPE
Matthias Seeber
+49-6942602-3425
matthias.seeber@zentaris.com
----------------------------

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 AETERNA ZENTARIS INC.


Date:  April 11, 2005            By:  /s/Mario Paradis
     -----------------              -------------------------------------------
                                      Mario Paradis
                                      Senior Finance Director and Corporate
                                      Secretary